ALLIANCEBERNSTEIN
1345 Avenue of the Americas
New York, New York 10105

April 26, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20449

Re:    Notice of Disclosure Filed in Exchange Act Annual Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AllianceBernstein L.P. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 26, 2018. This disclosure can be found on page 85 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

ALLIANCEBERNSTEIN L.P.

By: /s/ David M. Lesser
David M. Lesser
Corporate Secretary